Mail Stop 3561

February 4, 2009

Mr. Joseph Rozelle
Chief Financial Officer
Emerald Acquisition Corporation
c/o Nautilus Global Partners
700 Gemini, Suite 100
Houston, TX 77056

      Re: **Emerald Acquisition Corporation**
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed April 21, 2008
              File No. 000-52133

Dear Mr. Rozelle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services